Exhibit 99.2 Accretive Consolidation of Alliance and Aux Sable Expanding Pembina's Premier Natural Gas and NGL Value Chain December 13, 2023 TSX: PPL; NYSE: PBA

Advisories A final base shelf prospectus of Pembina Pipeline Corporation (“Pembina” or the “Company”) dated December 13, 2023 (the “final base shelf prospectus”) containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this presentation. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The Company has filed a registration statement on Form F-10 (including the base shelf prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the SEC ) for the offering to which this document relates. This document does not provide full disclosure of all material facts relating to the securities offered. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the issuer and the offering, especially risk factors relating to the securities offered. You may obtain these documents free of charge by visiting the SEC's website at http://www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if you request it. Copies of the base shelf prospectus, registration statement on Form F-10, and the applicable prospectus supplements may be obtained upon request in Canada by contacting TD Securities Inc. at 1625 Tech Avenue, Mississauga ON L4W 5P5 Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704, or in the United States by contacting TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com, RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com. Forward-looking Statements and Information This presentation contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements ), including forward-looking statements within the meaning of the safe harbor provisions of applicable securities legislation, that are based on Pembina’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as continue , anticipate , schedule , will , expects , estimate , potential , future , outlook , strategy , commit , believe and similar expressions suggesting future events or future performance. In particular, this presentation contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation: Pembina’s acquisition (the “Acquisition”) of Enbridge Inc.’s (“Enbridge”) interests in Alliance, Aux Sable and NRGreen Power (each as defined herein), including the terms thereof, the expected closing date and the anticipated benefits thereof, including the anticipated synergies and accretive value to Pembina; the Company’s expectations with respect to financing the Acquisition; statements regarding the effects of the Acquisition on Pembina's financial and operational outlook and performance following completion thereof, including the performance of the Company’s assets, expectations regarding Pembina's operational activities and service offerings, future credit ratings and financial decisions; expectations about current and future industry activities, development opportunities and market conditions, including their expected impact on Pembina following completion of the Acquisition; expectations about future demand for Pembina's infrastructure and services; financial guidance and short-, medium- and long-term outlooks following completion of the Acquisition, including the Company’s expectations regarding adjusted earnings before interest, taxes, deprecation and amortization (“EBITDA”), rating agency funds from operations-to-debt, fee-based contribution to adjusted EBITDA, proportionately consolidated debt-to-adjusted EBITDA and cash flow from operating activities; Pembina's future common share dividends; and expectations regarding Pembina's commercial agreements and development opportunities, including the expected timing and benefit thereof. These forward-looking statements are not guarantees of future performance and are based upon expectations, factors and assumptions that Pembina believes are reasonable as of the date hereof, although there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are also subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of Pembina and Enbridge to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof due to integration or other issues; an inability to complete the necessary financings in respect of the Acquisition in accordance with management’s current expectations or at all; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements and the outcome of stakeholder engagement; the strength and operations of the oil and natural gas production industry and related commodity prices; expectations and assumptions concerning, among other things, customer demand for Pembina’s assets and services; non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business; actions by joint venture partners or other partners which hold interests in certain of Pembina's assets; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate infrastructure; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks including cyber-security risks; natural catastrophes; the conflict between Ukraine and Russia and the potential impacts thereof. This list of risk factors should not be construed as exhaustive. 1

Advisories Forward-looking Statements and Information (Continued) For additional information relating to the assumptions made, and the risks and uncertainties, which could impact the forward-looking statements herein and cause results to differ materially from those predicted, forecasted or projected by such forward-looking statements, see Pembina's annual information form and management's discussion and analysis, each dated February 23, 2023, for the year ended December 31, 2022, and Pembina's other public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. The estimates of adjusted EBITDA, fee-based contribution to adjusted EBITDA, payout of fee-based distributable cash flow, cash flow from operating activities, rating agency funds from operations-to-debt and proportionately consolidated debt- to-adjusted EBITDA contained in this presentation may be considered to be financial outlooks for the purposes of applicable Canadian securities laws. The financial outlooks contained in this presentation are based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available, and which may become available in the future. These projections constitute forward- looking statements and are based on a number of the material factors and assumptions, including those set out above. Actual results may differ significantly from the projections presented herein. See above for a discussion of the risks that could cause actual results to vary. The financial outlooks contained in this presentation have been approved by management as of the date hereof. The purpose of the financial outlooks contained in this presentation is to assist readers in understanding the Company’s expected outlook and results following completion of the Acquisition and prospective investors are cautioned that any financial outlooks contained herein should not be used for other purposes. Pembina and its management believe that the financial outlooks contained in this presentation have been prepared based on assumptions that are reasonable in the circumstances, reflecting management's best estimates and judgments, and represents, to the best of management's knowledge and opinion, expected and targeted financial results. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results. The forward-looking statements contained in this presentation speak only as of the date of this presentation. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. Abbreviations In this presentation, the following abbreviated terms have the indicated meanings: AECO Alberta Energy Company benchmark price for natural gas bcf/d billions of cubic feet per day bpd barrels per day km kilometer mbpd thousands of barrels per day MMcf/d millions of cubic feet per day LNG Liquefied natural gas NGL Natural gas liquids U.S. United States WCSB Western Canadian Sedimentary Basin 2 In this presentation, all dollar amounts are expressed in Canadian dollars unless stated otherwise.

Acquisition Summary

- Pembina to purchase Enbridge's **50%** interest in the **Alliance Pipeline** and **42.7%** interest in **Aux Sable**(1)
- Acquisition value of ~**$3.1 billion**(2), which includes the assumption of ~$327 million of debt(3)
  - Funded through a combination of (i) the net proceeds of a ~$1.114 billion bought deal offering of subscription receipts; and (ii) amounts drawn under Pembina's existing credit facilities and cash on hand
- Acquisition expected to **close in the first half of 2024,** subject to the satisfaction or waiver of customary conditions, including the receipt of required regulatory approvals

Asset	Owner	Current Ownership	Pro Forma Ownership(1)
Alliance pipeline	Pembina	50%	100%
Aux Sable	Pembina	42.7%	85.4%
	Williams	14.6%	14.6%

(1) As part of the Acquisition Pembina is also acquiring Enbridge's interest in NRGreen Power Limited Partnership. For a full description of the assets being acquired see the Appendix.
(2) Subject to certain adjustments.
(3) Represents Enbridge's proportionate share of the indebtedness of Alliance.

An opportunistic consolidation of a high-quality asset at an attractive price

3 PEMBINA

Acquisition Highlights

~$225 – $250 million expected incremental cash flow from operating activities†(1)

On Strategy Increases exposure to high-quality, highly strategic infrastructure

Immediately Accretive to adjusted cash flow from operating activities per share, with mid-single digit accretion expected to be achieved in the first full year of ownership

Business profile unchanged **~85 – 90% fee-based** with high-degree of take-or-pay commitments

~9x 2023 and 2024 Adjusted EBITDA forecast*†(2)

~8x 2023 and 2024 Adjusted EBITDA forecast*†(2) inclusive of synergies expected by 2025

Leverage Neutral and consistent with Pembina's Financial Guardrails

~$40 – $65 million annual synergies expected by 2025; long-term opportunities to reduce Acquisition multiple

Further Bolsters the Pembina Store





(1) Expected 2025 including synergies.
(2) Implied Acquisition multiple.

* Adjusted EBITDA is a non-GAAP measure. The Acquisition multiples shown here are non-GAAP ratios. See "Non-GAAP and Other Financial Measures" herein.

† See "Forward-Looking Statements and Information" under "Advisories".

4

PEMBINA

Compelling Strategic Rationale

Opportunistic Consolidation of Highly Strategic Infrastructure	✓ Critical and highly differentiated North American energy infrastructure • Highly reliable and highly utilized cross-border pipeline, unique ability to transport liquids-rich gas ("2 pipes in 1") ✓ Pembina uniquely positioned, with existing operational know-how and minimal integration risk • Alliance commercially managed by Pembina, and Aux Sable already operated by Pembina today • Near-term, low risk integration and synergy benefits expected to unlock incremental value • Simplifies corporate reporting structure
Backed by Strong Fundamentals	✓ Macro support for WCSB liquids-rich gas export to Chicago • WSCB/Canadian LNG + Bakken volume growth and U.S. Gulf Coast LNG growth
Drives Resilient Growth	✓ Low risk cash flow underpinned by long-term contracts with high-quality counterparties ✓ Upside provided by widening AECO-Chicago gas price differentials and frac spreads ✓ Increases exposure to lighter hydrocarbons (natural gas & NGL) ✓ Enhances service offering of the Pembina Store; existing strong customer relationships; unlocks new growth opportunities
Platform for the Future	✓ Expands U.S. presence and leverages Pembina's brand name in the U.S. NGL market ✓ Opportunity to grow marketing portfolio by ~100,000 bpd over the long-term (2030+) ✓ Incremental commercial integration opportunities, further bolstering the Pembina Store

Complements Pembina's strategy of providing world-class WCSB resources with access to premium end markets

5

PEMBINA

Favorable Macro North American Natural Gas Dynamics

Western Canadian Natural Gas Flows[(1)]

Projected Production / Capacity Expansions Over Next 5 Years



West Coast LNG Export +2.8 Bcf/d
WCSB Gas +2.0 Bcf/d
Station 2
AECO
Empress
Sumas
Kingsgate
T South (2.0 Bcf/d)
GTN (2.7 Bcf/d)
Bakken Gas +2.1 Bcf/d(2)
Bakken
Northern Border (0.7 Bcf/d)
Canadian Mainline (6.8 Bcf/d)
Emerson
Chicago
Dawn
Marcellus
NGPL (2.5 Bcf/d)
DJ
SCOOP / STACK
Midland
Delaware
Eagle Ford
USGC LNG Export +13.0 Bcf/d
Tier 1 Inventory Years Remaining(3)
Montney 18
Delaware 15
Midland 10
Eagle Ford 9
DJ 7
SCOOP|S... 4
Bakken 3
Marcellus 1

Alliance has strategic value within the North American natural gas and liquids market

- Supplies premium U.S. Midwest market and U.S. Gulf Coast export
- Unique ability to carry liquids-rich natural gas

WCSB production growth expected to continue

- New volume growth expected to largely supply West Coast LNG export
- Tepid WCSB intra-basin demand drives increased need for egress
- World-class Montney has lowest supply costs and longest Tier 1 inventory in North America

Significant U.S. Gulf Coast LNG export growth expected over the next five years

- Demand pull supports AECO-Chicago differentials, drawing WCSB volumes south
- U.S. domestic gas plays lack long-term scale and economics of the Montney

(1) Source: S&P Global Commodity Insights
(2) Source: North Dakota Industrial Commission and North Dakota Pipeline Authority
(3) Source: Enverus

6

PEMBINA

The Pembina Store



Natural Gas Value Chain
Gas
NGL
Pembina Gas Infrastructure
Gathering, Processing, Field Extraction
Alliance Pipeline & Palermo Conditioning Plant
3rd Party Pipelines
Mainline Extraction and Fractionation (Younger, Empress, Aux Sable)
CEDAR LNG
(pre-FID LNG Export Terminal)
NGL Value Chain
C2
C2+ mix
C3+ mix
C5+
NGL Pipelines
Redwater Storage
Redwater & Aux Sable Fractionation
C2
C3
C4
C5
NGL Marketing & Distribution
C3
Prince Rupert Terminal (LPG Export)
Producers
Oil & Condensate (LVP)
Terminals
C5 Pipelines
Oil Pipelines
Edmonton Terminals and Canadian Diluent Hub
Vancouver Wharves
Consumers
Industrial Users
3rd Party Pipelines & Facilities
Heavy Oil Producers
Refining (& Upgrading)

Strengthening the integrated service offering

7

PEMBINA

Premier Cross-Border Natural Gas and NGL Value Chain

Alliance Pipeline	
Overview	3,849 km integrated Canadian & U.S. natural gas transmission pipeline, with 60 receipt points, delivering ~1.7 bcf/d of liquids-rich natural gas from the WCSB & North Dakota to markets in the Chicago, Illinois area
Revenue Type	Fee-based, underpinned by predominantly long-term, take-or-pay contracts
Contracts	Volume weighted average remaining take-or-pay contract life greater than seven years
Drivers	Chicago natural gas demand remains sufficiently elevated and WCSB supply remains cost competitive vs. alternatives
Adjusted EBITDA*†	2023 Forecast: ~C$550 million (100% W.I.)

Aux Sable	
Overview	Fractionation complex is capable of extracting and fractionating up to 131,000 bbls/day of spec NGL products (C2, C3, NC4, IC4 and C5+) by processing up to 2.1 bcf/d; Aux Sable has the exclusive right to extract NGL from the rich natural gas shipped on Alliance pipeline
Revenue Type	Aux Sable's primary asset, the Channahon Facility, is predominantly commodity exposed
Drivers	Natural gas/NGL supply derived from a cost advantaged basin, with egress constraints
Adjusted EBITDA*†	2023 Forecast: ~C$150 million (100% W.I.)



FORT ST. JOHN
FORT MCMURRAY
GRANDE PRAIRIE
PRINCE GEORGE
FOX CREEK
EDMONTON
CALGARY
ALLIANCE PIPELINE
CHICAGO
AUX SABLE

Highly strategic cross border pipeline and fractionation facility with expected immediate integration benefits and long-term marketing and growth opportunities

* Adjusted EBITDA is a non-GAAP measure. See "Non-GAAP and Other Financial Measures" herein.
† See "Forward-Looking Statements and Information" under "Advisories".

Acquisition expands Pembina's capability to deliver WCSB natural gas and NGL into premium markets

8

PEMBINA

Acquisition Consistent With Financial Guardrails

	Pro Forma 2024 Forecast†	Acquisition
1 Maintain target of 80% fee-based contribution to adjusted EBITDA	~85% - 90%*	Predominantly fee-based contracts
2 Target <100% payout of fee-based distributable cash flow	~70% - 75%	
3 Target 75% credit exposure from investment grade and secured counterparties	~80% - 85%	Primarily investment grade counterparties
4 Maintain strong BBB credit rating	~19 - 22% Rating Agency FFO-to- Debt*	Leverage neutral, consistent with Pembina's strong BBB credit rating

* Adjusted EBITDA and Rating Agency FFO-to-Debt are non-GAAP measures or non-GAAP ratios. See "Non-GAAP and Other Financial Measures" herein.
† See "Forward-Looking Statements and Information" under "Advisories".

Acquisition demonstrates Pembina's commitment to execute strategy within its financial guardrails

9 PEMBINA

De-Risked Acquisition Synergies to Unlock Value Creation

~9x
Adjusted EBITDA* multiple

~8x
Adjusted EBITDA* multiple

<8x
Adjusted EBITDA* multiple

Expected Annual Synergies of $40-$65 million

Expected Annual Synergies of >$100 million

2023 and 2024 Forecast

Illustrative 2023 and 2024 Forecast† Including near-term Synergies

- Increased Marketing activities
- Bakken growth
- Efficiencies through single entity ownership

Longer-Term Forecast†(1)

- Opportunity to grow Marketing portfolio
- Various capital project developments

(1) Latter part of the decade.
* Adjusted EBITDA is a non-GAAP measure. See "Non-GAAP and Other Financial Measures" herein.
† See "Forward-Looking Statements and Information" under "Advisories".

Immediate synergy value and longer-term targets to reduce Acquisition multiple

10
PEMBINA

Pembina’s Investment Highlights ✓ Alliance / Aux Sable acquisition is a rare opportunity to consolidate critical energy infrastructure at an attractive valuation with immediate cash flow accretion and significant synergy potential ✓ WCSB momentum enhancing utilization of Pembina’s assets and providing significant growth opportunities ✓ Unequalled connectivity to Montney and Duvernay growth ✓ Integrated, difficult-to-replicate assets provide an enduring competitive advantage and unequaled market access for customers ✓ Low risk business model delivers resilient and growing cash flow ✓ Strong BBB credit rating and commitment to financial guardrails ✓ Developing ‘in-strategy’ energy transition growth opportunities 11 Pembina is a leading North American energy infrastructure company with a track record of per share growth

Appendix TSX: PPL; NYSE: PBA

Asset Description

Aux Sable

Aux Sable Canada

Description and Primary Assets	• Includes Aux Sable Canada LP and Aux Sable Canada Ltd. • Heartland Offgas Plant - 20 MMcf/d extraction plant located in Fort Saskatchewan, Alberta. • The Septimus Pipeline - located in northeastern British Columbia and transports sweet, liquids rich gas from the Septimus and Wilder gas plants to the Alliance Pipeline, for downstream processing at Aux Sable U.S.'s Channahon Facility.
Ownership	• **Current:** Jointly owned by Pembina (50 percent) and indirectly by Enbridge (50 percent) • **Pro Forma:** Pembina (100 percent)

Aux Sable U.S.

Description and Primary Assets	• Includes Aux Sable Liquids Products Inc., Aux Sable Liquid Products L.P., and Aux Sable Midstream LLC • The Channahon Facility - capable of processing 2.1 bcf/d of natural gas and can produce approximately 131 mbpd of specification NGL products. All of the natural gas delivered via the Alliance Pipeline is processed at the Channahon Facility. • The Palermo Conditioning Plant - 80 MMcf/d plant, which receives gas from gathering systems servicing nearby Bakken shale oil and gas production areas and removes the heavier hydrocarbon compounds while leaving the majority of the natural gas liquids in the rich gas prior to shipping on the Alliance Pipeline via delivery on the Prairie Rose Pipeline. • The Prairie Rose Pipeline - 120 MMcf/d pipeline connecting the Palermo Conditioning Plant to the Alliance Pipeline.
Ownership	• **Current:** Pembina (42.7 percent), indirectly by Enbridge (42.7 percent) and indirectly by Williams Partners (14.6 percent). • **Pro Forma:** Pembina (85.4 percent) and indirectly by Williams Partners (14.6 percent).

Alliance

Alliance Canada

Description and Primary Assets	• Includes Alliance Pipeline Limited Partnership, Alliance Canada Marketing Ltd. and Alliance Canada Marketing L.P. • Canadian portion of the Alliance Pipeline which consists of a 1,561 km natural gas mainline pipeline and 732 km of related lateral pipelines connected to natural gas receipt locations, primarily at gas processing facilities in northwestern Alberta and northeastern British Columbia, and related infrastructure.
Ownership	• **Current:** Jointly owned by Pembina (50 percent) and indirectly by Enbridge (50 percent) • **Pro Forma:** Pembina (100 percent)

Alliance U.S.

Description and Primary Assets	• Includes Alliance Pipeline Ltd., Alliance Pipeline Inc. and Alliance Pipeline L.P. • U.S. portion of the Alliance Pipeline consists of 1,556 km of infrastructure including the 129 km Tioga lateral in North Dakota. Alliance U.S., an affiliate of Alliance Canada, owns the U.S. portion of the Alliance Pipeline system.
Ownership	• **Current:** Jointly owned by Pembina (50 percent) and indirectly by Enbridge (50 percent) • **Pro Forma:** Pembina (100 percent)

NRGreen

NRGreen Power

Description and Primary Assets	• Includes NRGreen Power Ltd. and NRGreen Power Limited Partnership • Four waste heat recovery units with the capacity to generate 20 MW of electricity, along the Alliance Pipeline in Saskatchewan, and a 14 MW waste heat recovery unit at Alliance Pipeline's Windfall compressor station near Whitecourt, Alberta.
Ownership	• **Current:** Jointly owned by Pembina (50 percent) and indirectly by Enbridge (50 percent) • **Pro Forma:** Pembina (100 percent)

Non-GAAP and Other Financial Measures Throughout this presentation, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts. The non-GAAP financial measures and ratios disclosed in this presentation do not have any standardized meaning under International Financial Reporting Standards ( IFRS ) and may not be comparable to similar financial measures or ratios disclosed by other issuers. The measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including earnings, earnings before income tax, earnings per share, cash flow from operating activities and cash flow from operating activities per share. Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods. Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this presentation, together with, as applicable, disclosure of the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. 14

Non-GAAP and Other Financial Measures Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ( adjusted EBITDA ) and adjusted EBITDA per Common Share Year Ended ($ millions, except as noted) Notes Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income December 31, 2022 taxes, depreciation and amortization (included in operations and general and administrative expense) and Earnings (loss) before income tax 3,219 unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such Adjustments to share of profit from equity (1) 468 gains or losses. accounted investees and other Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs Net finance costs 486 incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain Depreciation and amortization 683 non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted Unrealized (gain) loss on commodity-related (133) EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash derivative financial instruments and other items that are not reflective of ongoing operations. Canadian Emergency Wage Subsidy -- The most directly comparable GAAP measure is earnings (loss) before income tax. Transformation and restructuring costs 5 Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted Transaction costs incurred in respect of acquisitions (1) investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted Arrangement Termination Payment -- EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set Gain on Pembina Gas Infrastructure transaction (1,110) objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating Impairment charges and non-cash provisions 129 the Company's financial performance. Adjusted EBITDA 3,746 (1) See reconciliation table on slide 16. 15

Non-GAAP and Other Financial Measures Adjusted EBITDA From Equity Accounted Investees In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees . Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income Share of Profit from Equity Accounted Investees . The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees. To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. The most directly comparable GAAP measure is share of profit (loss) from equity accounted investees – operations. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA, described above. Pembina’s current ownership interests in Alliance Pipeline and Aux Sable are treated as equity accounted investees and reported in the Pipelines Division and Marketing & New Ventures Division, respectively. Year Ended December 31, 2022 ($ millions, except as noted) Notes Marketing and Pipelines Facilities Total New Ventures Share of profit (loss) from equity accounted 171 108 82 361 investees - operations Adjustments to share of profit (loss) from equity accounted investees: Net finance costs 21 79 -- 100 Income tax expense -- 14 -- 14 Depreciation and amortization 149 138 25 312 Unrealized loss on commodity-related -- 27 -- 27 derivative financial instruments Transaction costs incurred in respect of -- 13 -- 13 acquisitions Share of earnings (loss) in excess of equity (1) 2 -- -- 2 interest Total adjustments to share of profit from 172 271 25 468 equity accounted investees Impairment charges and non-cash provisions -- -- -- -- Adjusted EBITDA from equity accounted 343 379 107 829 investees (1) Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. 16

Non-GAAP and Other Financial Measures Acquisition Multiple This presentation refers to Acquisition multiples, which are non-GAAP ratios calculated by dividing the Acquisition purchase price by the adjusted EBITDA for the acquired assets. The presentation refers to these multiples inclusive and exclusive of synergies expected in relation to the Acquisition. Management believes that these multiples are commonly used by investors and analysts as useful indicators of value. Year Ended December 31, 2023 Forecast Year Ended December 31, 2024 Forecast ($ millions, except as noted) Notes Alliance Pipeline Aux Sable Total Alliance Pipeline Aux Sable Total Adjusted EBITDA (100%) 550 150 700 552 148 700 Adjusted EBITDA (from interests being acquired - 50% Alliance, 42.7% Aux Sable) A 275 64 339 276 63 339 Acquisition Purchase Price B 3,100 3,100 Near-term expected synergies (mid-point of $40 million to $65 million) C 53 53 Acquisition Multiple, excluding synergies =B/A 9x 9x Acquisition Multiple, including synergies =B/(A+C) 8x 8x 17

Non-GAAP and Other Financial Measures Adjusted Cash Flow From Operating Activities and Adjusted Cash Flow From Operating Activities per Year Ended ($ millions, except as noted) Notes Common Share December 31, 2022 Cash flow from operating activities 2,929 Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current Change in non-cash operating working capital (177) tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not Current tax expense (227) attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed Taxes paid, net of foreign exchange 334 below. Accrued share-based payment expense (117) The most directly comparable GAAP measure is cash flow from operating activities. Share-based compensation payment 45 Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management Preferred share dividends paid (126) utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator Adjusted cash flow from operating activities A 2,661 of the Company's ability to meet interest obligations, dividend payments and other commitments. Weighted Average Shares (Basic) (million) B 553 Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common Adjusted cash flow from operating activities per =A/B 4.82 common share – basic (dollars) ($) shares outstanding. Payout of Fee-Based Distributable Cash Flow Year Ended ($ millions, except as noted) Notes Payout of Fee-Based Distributable Cash Flow is a non-GAAP ratio calculated as the ratio of December 31, 2022 common dividends paid to fee-based distributable cash flow, as described above. Dividends paid – common A 1,525 Management believes Payout of Fee-Based Distributable Cash Flow is useful to investors and Fee-based distributable cash flow B 1,900 other users of Pembina’s financial information in the evaluation of the Company’s ability to pay dividends on its common shares using cash generated from its non-commodity exposed Payout of fee-based distributable cash flow (%) =A/B 80% businesses. 18

Non-GAAP and Other Financial Measures Fee-Based Contribution to Adjusted EBITDA Year Ended ($ millions, except as noted) Notes December 31, 2022 Fee-based contribution to adjusted EBITDA is a non-GAAP measure defined as the portion of Adjusted EBITDA (1) 3,746 adjusted EBITDA derived from the fee-based, non commodity exposed, parts of Pembina’s business and excludes adjusted EBITDA attributable to the Corporate segment and the Adjusted EBITDA – Corporate segment 239 Marketing & New Ventures Division. The most directly comparable GAAP measure is earnings Adjusted EBITDA excluding Corporate segment A 3,985 (loss) before income tax. Adjusted EBITDA – Marketing & New Ventures (721) When expressed as a percentage, fee-based contribution to adjusted EBITDA is a non-GAAP ratio. Fee-Based Contribution to Adjusted EBITDA B 3,264 Fee-Based Contribution to Adjusted EBITDA (%) =B/A 82% Management believe this metric is useful to investors and other users of Pembina’s financial information is assessing the earnings generated from Pembina’s non-commodity exposed Adjusted EBITDA from Equity Accounted Investees - Pipelines (2) (343) businesses. Adjusted EBITDA from Equity Accounted Investees - Facilities (2) (379) Fee-Based Distributable Cash Flow Distributions from Equity Accounted Investees 673 Fee-based distributable cash flow is a non-GAAP measure defined as the cash generated from the fee-based, non-commodity exposed, parts of Pembina’s business that is available for distribution to less: distributions from Equity Accounted Investees - Marketing (134) common shareholders. The most directly comparable GAAP measure is earnings (loss) before General & administrative – Corporate segment (246) income tax. Net Finance Costs - loans and borrowings and hybrid (414) Fee-based distributable cash flow is comprised of fee-based adjusted EBITDA from Pembina’s wholly-owned assets within the Pipelines and Facilities divisions, plus the fee-based portion of Net Finance Costs - leases (32) distributions from equity accounted investees, less preferred share dividends, net finance costs related to loans and borrowings and leases, and illustrative current tax expense. Subtotal 2,389 Management believes this metric is useful to investors and other users of Pembina’s financial Illustrative current tax expense @ 15% (363) information is assessing the amount of cash generated from Pembina’s non-commodity exposed Preferred Dividends Paid (126) businesses. Fee-Based Distributable Cash Flow 1,900 Fee-based distributable cash flow is used in the calculation of payout of fee-based distributable cash flow, described below. (1) For reconciliation of adjusted EBITDA to earnings (loss) before income tax, see slide 15. (2) See reconciliation table on slide 16. 19

Non-GAAP and Other Financial Measures

Rating Agency FFO-to-Debt

Rating Agency FFO-to-Debt is a non-GAAP ratio defined and used by Pembina to replicate one of the Company's rating agency methodologies, in the evaluation of the Company's creditworthiness. The component parts in the calculation are Rating Agency Funds From Operations and Rating Agency Debt, both of which are non-GAAP financial measures. The most directly comparable GAAP measure to Rating Agency FFO is cash from operating activities. The most directly comparable GAAP measure to Rating Agency Debt is loans and borrowings.

($ millions, except as noted)	Notes	Year Ended December 31, 2022
Cash flow from operating activities		2,929
Share-based compensation payment		45
Other	(1)	5
Change in non-cash working capital		(177)
Interest paid during construction		(21)
50% of preferred dividends paid		(63)
50% of subordinated hybrid interest paid		15
Rating Agency Funds From Operations (FFO)	A	2,733
Loans and borrowings (current)		600
Loans and borrowings (non-current)		9,405
Cash and cash equivalents		(94)
50% of Preferred Shares		1,104
50% of Hybrid Notes		298
Post-retirement benefit obligations/(asset) (after tax)	(2)	(5)
Decommissioning provision (after tax)	(3)	198
Lease liabilities (current + non-current)		675
Rating Agency Debt	B	12,181
Rating Agency FFO-to-Debt (%)	=A/B	22%

(1) Other is found in Pembina's 2022 Annual Report on page 84.
(2) Canadian statutory tax rate of 23.6% applied as per Note 11. $(6)MM * (1 – 0.236) = $(5)MM.
(3) Canadian statutory tax rate of 23.6% applied as per Note 11. $259MM * (1 – 0.236) = $198MM.

20 PEMBINA